Exhibit 21.1

Subsidiaries

EWSD I, LLC d/b/a Shi Farms, a Delaware limited liability company

NY – SHI, LLC, a New York limited liability company

Shi Cooperative, LLC, a Colorado limited liability company

Pueblo Agriculture Supply and Equipment LLC

SOCO Processing, LLC, a Colorado limited liability company

Rock Acquisition Corporation, a New Jersey corporation